Exhibit 99.1

I-Mab to Present Clinical Data of Lemzoparlimab in Combination with Rituximab in Non-Hodgkins’s Lymphoma at ASH 2021

•	Lemzoparlimab is a differentiated CD47 monoclonal antibody discovered by I-Mab and being developed in collaboration with AbbVie

•	Initial clinical results of lemzoparlimab in combination with rituximab in NHL will be presented at the ASH 2021 Annual Meeting

•	I-Mab to host a call for investors on December 14, 2021, at 8:00 a.m. ET

SHANGHAI, China and GAITHERSBURG, MD. November 4, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced that an abstract summarizing the most recent clinical data from an ongoing clinical trial of its differentiated CD47 antibody lemzoparlimab (also known as TJC4), will be presented at the 63rd American Society of Hematology Annual Meeting (ASH 2021), taking place December 11 – 14, 2021.

The clinical data provide updates on the safety and efficacy of lemzoparlimab in combination with rituximab (Rituxan®) in relapsed or refractory non-Hodgkin’s lymphoma (NHL). The trial (NCT03934814) is continuing to enroll more patients in the U.S., and has expanded to include clinical sites in China as an international multi-center clinical trial (IMCT). The study may potentially lead to the initiation of a registrational trial in 2022 in China .

The abstract is available online on the ASH 2021 website, and the presentation details are listed below.

Title	Lemzoparlimab, a Differentiated Anti-CD47 Antibody in Combination with Rituximab in Relapsed and Refractory Non-Hodgkin’s Lymphoma: Initial Clinical Results

Session name	623. Mantle Cell, Follicular, and Other Indolent B Cell Lymphomas: Clinical and Epidemiological: Poster III

Abstract number	3542

Corresponding Presenter	Amitkumar Mehta, MD University of Alabama at Birmingham

Date	Monday, December 13, 2021

Presentation time	6:00 p.m. - 8:00 p.m.

Location	Georgia World Congress Center, Hall B5

I-Mab will also host an investor call on December 14, 2021, at 8:00 a.m. ET to discuss the data presented at the conference.

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About CD47 and Lemzoparlimab

CD47 is a cell surface protein over-expressed in a wide variety of cancers and can act to protect tumors by delivering a “don’t eat me” signal to otherwise tumor-engulfing macrophages. CD47 antibody blocks this signal and enables macrophages to attack tumor cells. However, development of CD47 antibody as a cancer therapy is hampered by its hematologic side effects, such as severe anemia, caused by natural binding of CD47 antibody to red blood cells. Scientists at I-Mab have discovered a novel CD47 antibody, lemzoparlimab, that is designed to target tumor cells while exerting a minimal untoward effect on red blood cells.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

I-Mab continues to advance a combination study of lemzoparlimab with Keytruda® for solid tumors in the U.S. and with Rituxan® for lymphoma in the U.S. and China, in addition to an on-going clinical trial in patients with AML in China.

In September 2020, I-Mab and AbbVie entered into a global strategic collaboration to develop and commercialize lemzoparlimab. This includes the design and conduct of further clinical trials to evaluate lemzoparlimab in multiple cancers through global and China-specific trials. AbbVie has assumed sponsorship of the U.S. study as of April 2021.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biopharma company focused on the discovery, development and commercialization of novel and highly differentiated biologics for immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s globally competitive pipeline of more than 15 clinical and preclinical-stage drug candidates is driven by its internal discovery and global partnerships for in-licensing, based on the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies. The Company is progressing from a clinical-stage biotech company into a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, a world-class GMP manufacturing facility, and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

I-Mab Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from the lemzoparlimab clinical studies, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones, and commercialization of lemzoparlimab. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

I-Mab Contacts

John Long Chief Financial Officer john.long@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com